OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Discountcell, Inc.

350 **W 500** S
Provo, UT 84601

www.discountcell.com



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to Non-Voting Common Stock when the company raises $4,000,000 in a qualified equity financing

Maturity Date: February 28, 2021

$7,000,000 Valuation Cap

10% Discount Rate

7% Annual Interest Rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Maximum $1,070,000 of Convertible Notes

Minimum $10,000 of Convertible Notes

Company	Discountcell Inc
Corporate Address	350 W 500 S, Provo UT 84601
Description of Business	Supplier of cellular based hardware and accessories
Type of Security Offered	Convertible Promissory Notes
Minimum Investment Amount (per investor)	$250

What is a Convertible Note?

These convertible promissory notes offer you the right to receive Non-Voting Common Stock in Discountcell. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $4,000,000 in qualified equity financing. The highest conversion price per share is set based on a $7,000,000 Valuation Cap or if less, then you will receive a 10% discount on the price the new investors are purchasing. You also receive 7% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Non-Voting Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding common shares of the Company as of immediately prior (on a fully diluted basis). *See pages 8 and 9 of the offering document for additional information on the terms of the convertible promissory notes.*

Perks*

$1,000+ Discount code for 30% off products at Discountcell.com

$10,000+ Skype phone call with founder

$50,000+ Dinner on us with founder at your location (continental US only).

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Discountcell Inc will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 7.7% instead of 7%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

Discountcell is a Value Added Reseller of cell phone accessories, tablet accessories, cellular based routers, antennas, signal boosters and other cellular products. Our entry into the government IOT market has led to rapid growth an new opportunities. With 21 state contracts in place, government customers have an easy path to purchase cellular devices and accessories.

Sales, Supply Chain, & Customer Base

Our sales are primarily to government agencies and organizations. We also offer products to the general consumer market. Products are procured directly from the manufacturers or through their authorized distributors. Our customer base consists of general consumers, businesses, enterprises and government agencies. Products are sold though our website, government e purchasing portals, referrals from manufacturers and by direct sales contact.

Competition

We compete with a number of other value-added resellers in marketing IOT and cellular based products. Some of these competitors are large, public companies. We anticipate the competition in the market will intensify as the market potential continues to grow.   We believe our position is strong due to the state contract agreements we have in place.

Liabilities and Litigation

Our current liabilities are primarily working capital related, such as accounts payable, and some revolving lines of credit. Our long-term liabilities are loans related to the growth of the company. We are not aware of any litigation pending or planned.

The team

Officers and directors

Jennifer King	President, CEO, Founder & Director
Craig King	Executive VP, Founder & Board Member
Greg Rowberry	Board Member

Jennifer King
Jennifer KIng is a graduate of the Goldman Sachs 10,000 small business program and has been in the wireless industry and a full time employee of Discountcell for 18 years. She was instrumental in the Discountcell NASPO contract award. Her ability to work with contract administrators and government customers has led to significant growth. Jennifer is a certified network administrator.

Craig King

Craig King is a graduate of Baylor School of Law and has been working in the tech industry as a full time VP of Discountcell for 18 years. He does a great job of bridging the gap between IT departments and the rest of the company. With his ability to administer networks, Windows Servers, Linux Servers and firewalls, he can work with the most technical IT employees on projects while interfacing with management at a non technical level. Craig is a certified network administrator.

Greg Rowberry

With an MBA from BYU in Finance and Operations, Greg has been the Executive VP of Sales and Channel marketing for Provo Craft, the manufacturer of Cricut since 2013. His extensive background in sales and customer service is invaluable as a member of the board. Greg joined the team as a Board Member in April of 2018. He has been the EVP of sales and marketing for Provo Craft since 2013.

Number of Employees: 8

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We could lose State Contracts.** It is possible any or all of our state contracts could be lost through actions on our part or decisions outside our control.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established value-added resellers who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **We have a small management team** Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.
- **Even if we raise the maximum sought in this offering, we may need to raise additional funds in order to continue to scale** If we continue to grow at a high rate of growth, we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Any material disruption of the Company's information systems could adversely**

affect its operating results. The Company is dependent on information systems to operate its ecommerce website, process transactions, respond to customer inquiries, manage its supply chain and inventory, ship goods on a timely basis and maintain cost-efficient operations. Any material disruption or slowdown of the Company's systems, including a disruption or slowdown caused by its failure to successfully upgrade its systems, system failures, viruses, computer "hackers" or other causes, could cause delays in its supply chain or cause information, including data related to customer orders, to be lost or delayed which could result in delays in the delivery of merchandise to its customers or lost sales, especially if the disruption or slowdown occurred during the holiday season. Any of these events could reduce demand for the Company's products, impair its ability to complete sales through its ecommerce channels and cause its revenue to decline. If changes in technology cause the Company's information systems to become obsolete, or if its information systems are inadequate to handle its growth, then it could lose customers or its business and operating results could be adversely affected. In particular, the Company is heavily reliant on information systems to conduct its order and inventory management and financial processes. As the Company expands its operations, it expects to utilize additional systems, including an enterprise resource planning system, the implementation of which could cause disruption to the Company's supply chain, and service providers that may also be essential to managing the Company's business.

- **We could lose authorized status for any of our brands.** Our ability to continue to offer any of our current brands could change. It is possible the brand may change its partner program, sell direct or cancel our authorization. We intend to add new brands and manufacturers to our available products to reduce the impact this could have.
- **Valuation is not based on professional valuation.** Valuation is not based on a professional valuation. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and we have priced the products and services at a level that allows the company to make a profit and still attract business.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jennifer King, 78.0% ownership, Voting Common Stock
- Craig King, 22.0% ownership, Voting Common Stock

Classes of securities

- Voting Common Stock: 9,140,000

Voting Rights

The Voting Common Stock does provide investors voting rights or information rights.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, or any other class of stock, holders of shares of Voting Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The Company currently intends to retain any future earnings to finance the operation and expansion of its business does not expect to declare or pay any dividends in the foreseeable future.

Rights to Receive Liquidation Distributions

Subject to the rights of the holders of Voting Common Stock and the Existing Convertible Noteholders, in the event of the liquidation, dissolution, or winding up of the Company, the holders of Voting Common Stock with the holders of Non-Voting Common Stock will be entitled to share pro rata in all of the assets of the Company after payment of all liabilities and setting aside sufficient assets as required under law.
Subject to the rights of the holders of Voting Common Stock and the Existing Convertible Noteholders, in the event of a change of control of the Company, holders of Series Voting Common Stock and holders of Non-Voting Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company upon distribution of the proceed
received by the Company in the sale of assets.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

- Non-Voting Common Stock: 0

Voting Rights

The Non-Voting Common Stock does not provide investors any voting rights or information rights and, to the extent the holders of nonvoting Common Stock are entitled to vote on a matter by law, they must vote in the same manner as the holders of Voting Common Stock. Therefore, holders of Non-Voting Common Stock will have no ability to impact or otherwise influence the Company's decisions.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock or any other class of stock, holders of shares of Non-Voting Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The Company currently intends to retain any future earnings to finance the operation and expansion of its business does not expect to declare or pay any dividends in the foreseeable future. As a result, investors may only receive a return on their investment in Non-Voting Common Stock, if at all.

Rights to Receive Liquidation Distributions

Subject to the rights of the holders of Voting Common Stock and the Existing Convertible Noteholders, in the event of the liquidation, dissolution, or winding up of the Company, the holders of Voting Common Stock with the holders of Non-Voting Common Stock will be entitled to share pro rata in all of the assets of the Company after payment of all liabilities and setting aside sufficient assets as required under law.

Subject to the rights of the holders of Voting Common Stock and the Existing Convertible Noteholders, in the event of a change of control of the Company, holders of Series Voting Common Stock and holders of Non-Voting Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company upon distribution of the proceed

received by the Company in the sale of assets.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of nonvoting stock that we may designate in the future.

- Convertible Note: 0

Convertible Promissory Notes

Note converts to Non-Voting Common Stock when the company raises $4,000,000 in a qualified equity financing

Maturity Date: February 28, 2021

Valuation Cap: $7,000,000

Discount Rate: 10%

Annual Interest Rate: 7% simple interest

Conversion; Repayment Premium Upon Sale of the Company.

(a)In the event that the Company issues and sells shares of its Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Stock resulting in gross proceeds to the Company of at least $4,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Non-Voting Common Stock at conversion price equal to the lesser of (i) 90% of the per share price paid by the Investors or (ii) the price equal to the quotient of $7,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b)If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Non-Voting Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the

Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company

Maturity.

Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of $7,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a Minority Holder

As a holder of a Convertible Note, you will not have any voting power or power to influence the Company. If the Convertible Notes convert, as a minority holder of Non-Voting Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Revenues in 2017 fell slightly as we partnered with other VARS wanting to offer product through our contract. Towards the end of 2017 we determined this was not a good long term strategy and significantly reduced these types of sales based on reduced revenue and profit. During the transition from partner sales to direct sales we reduced margins to be more competitive. This has resulted in our 2018 Year to Date revenues nearly doubling over 2017. We anticipate continued profitability as our overall market share grows. Our reason for fundraising is to accelerate the growth of our sales team. We do not anticipate a financial issue for the continued operations even without a raise of funds. Foreseeable major expenses include salary and expenses for sales and marketing team expansion. We have a goal of increasing our sales team by 300% to capitalize on the projected industry market growth. Operational challenges are the sheer size of our market.

Financial Milestones

Our current offering maximum is $107,000.   Once we raise the $107,000 maximum, our company will focus on completing an independent financial review so we may meet SEC requirements to increase our raise to $1,070,000. The company is investing for continued growth of the brand and our market share which may result in lower gross margins in the short term. We anticipate strong growth over the next 5 years based on the expected rise in implementation of the technology we offer. Future challenges we for see related to capital resources include the growth of our sales team to manage projected market growth and opportunity growth.

Revenue for 2017 was over $2M or .003% of the total amount spent on the NASPO Wireless contract. We believe this is only a small percentage of the market we can capture. Our goal is to capture 5% of the yearly revenue spent on the NASPO contract by year 5. This would equate to an estimated $350,000,000 in gross revenue in 2022. The cost of producing such revenue is estimated at 86% of the revenue made. The crowdfunding investment will provide the necessary working capital to increase our sales team and manage product supply demands.

Liquidity and Capital Resources

The company is currently generating net income but seeks the infusion of new capital to keep up with the rapid growth forecast in our market. If the company is successful in this offering, we may seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. We currently have six figures of cash on hand. Existing lines of credit open up another $100,000 of available capital. The company credit rating also qualifies Discountcell for additional loans. Funds raised from this StartEngine offering will allow us to accelerate growth but are not critical to continuing operations. Current available resources will allow for continued operations into the foreseeable future.

Indebtedness

At the end of 2016 the Company has a line of Credit (the "LOC") with Wells Fargo which has a maximum borrowing limit of $80,000. The LOC had a total outstanding balance of $68384.11 as of December 31, 2016. As of December 31, 2016, the interest rate is 6.75%. The Company has a promissory loan with LoanMe which had a principal balance of $42051.70 and interest rate of 39% as of December 31, 2016. SBA Note Payable – The Company has an installment loan with commercial bank, which had a principal balance of $318342.40 at December 31, 2016. The SBA interest rate as of Dec 31, 2017 was 8.7%. At the end of 2017 the Company has a line of Credit (the "LOC") with Wells Fargo which has a maximum borrowing limit of $80,000. The LOC had a total outstanding balance of $77506.79 as of December 31, 2017. As of December 31, 2017, the interest rate is 6.75%. The Company has a promissory loan with LoanMe which had a principal balance of $40895.56 and interest rate of 39% as of December 31, 2017. SBA Note Payable – The Company has an installment loan with commercial bank, which had a principal balance of $306097.80 at December 31, 2017. The SBA interest rate as of DEC 31, 2017 was 8.7%. As of December 31, 2017 the Company had a promissory note with OnDeck for $135299.59 at an interest rate of 13.9%.

Recent offerings of securities

None

Valuation

$7,000,000.00

We have not undertaken any formal efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. This opinion is based on 3 year revenue growth compared to a public company market cap in the same line of business. Discountcell revenues in

2017 were almost 2.1M with a profit of over $24,000. Our CAGR since 2014 is 26.89%. As of August 1 2018 our YTD revenues have jumped 95% compared to August 1 2017 . ORBCOMM is a public corporation that provides comparable products and services. They are considerably bigger but the business models are the same. Their current market cap is 823M. Revenues for 2017 were 254M with a loss of 61M (and additional losses for 2016 and 2015). Their CAGR since 2014 is 27.49%. Based on the valuation (market cap) of ORBCOMM, the valuation of Discountcell is estimated at $6.3M.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9400	$1,005,800
Use of Net Proceeds:		
Marketing	$5640	$250,000
Working Capital	$3760	$755,800
Total Use of Net Proceeds	$9400	$1,005,800

We are seeking to raise a minimum of $10,000 and up to $1,070,000 in this offering through Regulation Crowdfunding. If we manage to raise our over allotment amount of $1,070,000 we believe the amount will last us 6 months and plan to use the net proceeds of approximately $1,005,800 over the course of that time as follows: We will hire additional outside sales reps and attend more trade shows. Funds will also be used to increase inventory to speed up shipping to customers.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available upon request to voting common stock holders on our website, www.discountcell.com in the section titled "Annual Report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Discountcell, Inc.

[See attached]

DISCOUNT CELL, INC.

PROVO, UTAH

Consolidated Financial Statements

For the Years Ended December 31, 2017, December 31, 2016 and December 31, 2015

Together with the Independent Accountant's Report

Table of Contents

Robert L. Adams Jr. CPA

1001 Woodward Avenue
Fifth Floor – Suite 500
Detroit, MI 48226
robert.adams@rlacapital.com

Discount Cell, Inc.
Craig King & Jennifer King
350 West 500 South
Provo, UT 84601

Independent Accountant's Report

We have reviewed the accompanying consolidated financial statements of Discount Cell, Inc. which comprise the Consolidated Statement of Financial Position and Changes in Shareholder's Equity as of December 31, 2017, December 31, 2016 and December 31, 2015 and the related Consolidated Statement of Operations and Consolidated Changes in Financial Position for the periods indicated and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. Generally Accepted Accounting Principles. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Reviewer's Responsibility

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Opinion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Robert L. Adams CPA
November 14, 2018

Discount Cell, Inc.
Consolidated Statement of Financial Position and Changes in Shareholder's Equity
As of December 31, 2017, December 31, 2016 and December 31, 2015

	2017	2016	2015
Assets			
Current Assets			
Cash (note1)	$ 115,446	$ 117,874	$ 118,058
Receivables (note 2)	170,132	22,254	38,934
Inventory (note 3)	112,234	153,207	175,431
Other	27,706	4,092	-
Total Current Assets	425,517	297,426	332,423
Total Assets	$ 425,517	$ 297,426	$ 332,423
Liabilities and Equity			
Current Liabilities			
Credit Cards	$ 122,815	$ 118,457	$ 128,974
Payables	(10,684)	(10,431)	(10,829)
Taxes Payables	1,742	(58)	94
Total Current Liabilities	113,873	107,968	118,239
Long Term Liabilities			
Loan Payable LoanMe (note 4)	45,820	46,852	47,554
Loan OnDeck (note 5)	139,800	-	-
SBA Loan Central Bank (note 6)	288,777	301,891	315,739
Wells Fargo Credit Line (note 7)	83,442	71,989	71,034
Total Long Term Liabilities	557,839	420,732	434,328
Total Liabilities	671,712	528,700	552,567
Shareholder's Equity			
Distribution to Shareholders	(41,754)	(50,241)	(26,564)
Paid in Capital	18,851	27,377	47,653
Retained Earnings	(258,651)	(267,797)	(306,764)
Net Income	35,360	59,388	65,531
Total Shareholder's Equity	(246,194)	(231,274)	(220,144)
Total Liabilities & Shareholder's Equity	$ 425,517	$ 297,426	$ 332,423
Shareholder's Equity at Beginning of Period	$ (231,274)	$ (220,144)	$ (282,211)
Net Income	35,360	59,388	65,531
Shareholder's Distributions	(50,281)	(70,517)	(3,464)
Shareholder's Equity at of End of Period	$ (246,194)	$ (231,274)	$ (220,144)

Discount Cell, Inc.
Consolidated Statement of Operations
For the Years Ending December 31, 2017, December 31, 2016 and December 31, 2015

	2017	2016	2015
Revenue	$ 2,066,137	$ 2,065,760	$ 1,979,135
Other Revenue	27,480	30,518	31,344
Total Revenue	2,093,618	2,096,278	2,010,479
Cost of Goods Sold	1,709,193	1,699,627	1,620,139
Gross Profit	384,425	396,651	390,340
Expenses			
Advertising	20,295	22,559	16,465
Bad Debt Expense	2,663	196	434
Bank Charges	5,117	581	5,272
Commissions	-	-	20
Contributions	-	25	25
Credit Card Merchant Fees	23,544	28,813	30,199
Insurance	2,770	1,970	2,818
Interest Expense	76,281	64,598	56,084
Inventory Adjustments	1,199	2,147	148
Licenses	2,125	1,628	2,244
Office Expenses	8,286	12,302	4,430
Payroll Expenses	148,472	148,588	151,043
Professional	1,945	475	417
Rent	24,000	24,000	24,000
Supplies	3,470	1,511	3,076
Taxes	42	143	386
Travel	10,239	4,215	3,050
Utilities	18,273	23,328	24,419
Other	344	185	279
Total Expenses	349,065	337,263	324,809
Income Taxes (note 8)	-	-	-
Net Profit / Loss	$ 35,360	$ 59,388	$ 65,531

See independent accountants' report and notes to consolidated financial statements.

Consolidated Statement of Changes in Financial Position
For the Years Ending December 31, 2017, December 31, 2016 and December 31, 2015

		2017		2016		2015
Cash Flows From Operating Activities						
Net Income	$	35,360	$	59,388	$	65,531
Depreciation		-		-		-
(Increase) Decrease in Assets						
Accounts Receivables		(147,878)		16,680		15,849
Inventory		40,973		22,224		16,467
Other		(23,614)		(4,092)		-
Increase (Decrease) in Liabilities						
Credit Cards		4,358		(10,517)		20,955
Payables		(253)		398		(26,216)
Taxes Payables		1,800		(152)		(270)
Net Cash Provided by Operating Activities		(89,255)		83,929		92,317
Cash Flows from Investing Activities		-		-		-
Cash Flows from Financing Activities						
Payment of Loans		137,107		(13,596)		(26,166)
Shareholder Distributions		(50,281)		(70,517)		(3,464)
Paid in Capital Contributions		-		-		-
Net Cash Provided in Financing Activities		86,827		(84,113)		(29,631)
Net Increase in Cash		(2,428)		(185)		62,686
Cash Beginning of Period		117,874		118,058		55,372
Cash end of Period	$	115,446	$	117,874	$	118,058

See independent accountants' report and notes to consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Discount Cell, Inc. (the "Company) is a Utah corporation formed on January 24, 2005, previously operating as a sole proprietorship. The Company operates as an authorized reseller of cell phone cases, chargers, headsets, mounts and other accessories. Products include such premium brands as Otterbox, Speck, Belkin, Griffin, Pelican, STM Bags, CradlePoint, Sierra Airlink, Panorama and more.

Customers are primarily in the government and consumer electronics space, with solutions available for individual customers to enterprise level organizations. The Company is an approved provider under the NASPO (National Association of State Procurement Officials) ValuePoint Wireless Contract.

Management has evaluated subsequent events through November 14, 2018 or the date of this report. There are no known events that would materially affect the financial statements and the presentation herein.

Note 1
Checking/Savings Accounts - The Company maintains its cash in numerous bank deposit accounts. The balances routinely do not exceed insured limits of the Federal Deposit Insurance Corporation (FDIC). Management has not experienced any losses in such accounts to date.

Note 2
Accounts Receivable- Trade accounts receivable is reported at the balances outstanding at year-end less any allowances for doubtful accounts. Management reviews such accounts monthly and makes appropriates adjustments regularly.

Note 3
Inventory – Inventories are stated at the lower of cost or market. The company uses the FIFO valuation method. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions.

Note 4
Line of Credit – The Company has a promissory loan with LoanMe, which had a principal balance of $45,820 at December 31, 2017.

Note 5
Line of Credit – The Company has a promissory loan with OnDeck Capital, which had a principal balance of $139,800 as of December 31, 2017. The promissory note calls for the first payment of $4,500 and weekly payments of $3,285.58 commencing December 6, 2017 through November 2018 and is secured by personal guarantees from the owners. Interest was 32.47% as of December 31, 2017.

Note 6
Long-term Debt – SBA Note Payable – The Company has an installment loan with commercial bank, which had a principal balance of $288,777 at December 31, 2017. Interest rate was 8.7% as of December 31, 2017.

Note 7
Line of Credit – The Company has a line of Credit (the "LOC") with a commercial bank which has a maximum borrowing limit of $95,000. The LOC had a total outstanding balance of $83,442 at December 31, 2017. As of December 31, 2017, the interest rate is 6.75%.

Note 8
Income Taxes - The Company has elected to be taxed as a Subchapter S Corporation. Taxes are payable directly on the shareholders returns. The Company is current with all of its federal and state income tax filings as of the date of the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine | What's New | Discover Investments | Edit My Campaign | Launch an ICO NEW | Diana C.

DiscountCell is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

PLAY VIDEO

14
Days Left

4
Investors

$2,500.00
Raised of $10K - $107K goal



Invest Now

$500.00 minimum investment

DiscountCell

Technology Solutions for the Government

Small OPO | Provo, UT | Technology | US Investors Only

Overview | Team | Terms | Updates | Comments | Share

We're Vendors of IoT Hardware On The Largest State, Local, and Education Contract In The U.S.

We've Seen A 269% Revenue Increase In the Last 5 Years, and That's Just The Beginning

Invest In DiscountCell



DiscountCell provides Internet of Things (IoT) hardware, SD-WAN, cell phone accessories, tablet accessories, and other cellular-based hardware to government entities across the nation.

We're a part of the NASPO ValuePoint Wireless Contract which is a $7B contract for State, Local and Education (according to NASPO ValuePoint Revenue Reports). 21 States have chosen to sign an agreement with us to provide cell phone and tablet equipment and accessories. That means, when states, educational organizations, and local governments are looking to update and outfit their cellular capabilities beyond what the providers can offer - they turn to us.

We make it easy for government carrier reps to add lines on hardware not offered directly by the carrier, helping public agencies to upgrade their cars, offices, traffic signals and any other equipment they might need.



We've Grown Immensely In The Last Several Years, And we believe The Growth Of The IoT Market Means We Are Likely to Continue To Expand

Invest in DiscountCell!

As government entities move toward implementing public safety practices dictated by FirstNet, we'll be right there to outfit their every need. In 2015, FirstNet **(The First Responder Network Authority)** came to be - with an aim to establish, operate, and maintain an interoperable public safety broadband network. DiscountCell plans to be an integral part of this rollout, which will likely create **significant demand for the products we offer** - and our contract provides a simple purchase path - for which congress has allotted $7B (according to source). *Help us help half of the U.S. stay connected.*

The Offering

Convertible Note | Minimum $250 Investment

Note converts to Non-Voting Common Stock when the company raises a minimum $4,000,000 in a Qualified Financing
Maturity Date: February 28, 2021.
Annual Interest Rate: 7%
Valuation Cap: $7,000,000
Discount Rate: 10%
(see Terms section below for additional information)

Perks*
$1000+ Discount code for 30% off products at Discountcell.com
$10,000+ Skype phone call with founder
$50,000+ Dinner on us with founder at your location (continental US only).
**All perks occur after the offering is completed.*

Quality-Tested Internet of Things Products For Governments, Corporations, and Individuals

We Believe Our Government Contracts Mean Rapid Growth in the IoT Industry

In 2011 we began to focus on government contracts. That's when our real growth started to happen. Our NASPO Contract (formerly WSCA) means **we're the go-to vendor for public agencies in 21 states across the nation**. NASPO's the most recognized name in government contracts, and winning that bid was huge for our company. **We believe that in the next few years the market for routers (which we provide) will quadruple as carriers turn off 2G and 3G services.**

We believe that 100M routers will be left obsolete, and will need to be replaced. That's where we come in.

DiscountCell will be an integral part of upgrading devices to be compatible with ever-changing spectrums, and, to our knowledge, we're the only non-carrier providing these products on our contract (carriers include T-Mobile, AT&T, Sprint, and Verizon). This puts us in a prime position, since our contract provides the easiest purchasing path, ensuring we'll maintain our foothold.

We've Had Massive 5-year Revenue Growth

Our annual revenue has grown from over $600K in 2013 to more than $2M in 2017. And since 2017, our revenue has doubled again.




5G

The Internet of Things Market Is Growing - Which Means Our Market is Growing

With Contracts in place to provide these products to almost half of the United States' public agencies, each small upgrade toward integral IoT systems means we'll be tasked with outfitting our contracted customers with the latest tech they may need. And as tech continues to evolve, we'll be there to continue upgrading our consumers.

By 2020 There Will Be **Over 25B Units Connected** To the Internet

Gartner Research

The Americas account for the **largest regional segment of the global commercial router market**

Abhishek Sharma
Lead Analysts at Technavio

The wireless router market is expected to grow over **$161B by 2025**

Laura Wood, Senior Manager
ResearchAndMarkets.com

"So is IoT real? Let me put it this way as veteran of a 30 year PLM career that served me well. If I were a young person just getting started, I would have no problem hitching myself to this star and riding it for a long, long time."

Bruce Boes
Mirus Capital Advisors

Invest In DiscountCell



We Need Your Help To Keep Up With Our Rapid Expansion. Join us!

We've had a 269% revenue growth in the last 5 years. And since 2017 our revenues have grown 100% again.

Invest in DiscountCell as we grow with this booming industry. We'll use the funds raised from this Startengine campaign to increase our sales team, and give ourselves the bandwidth we need to continue our rapid expansion.

We look forward to connecting with you!


DiscountCell Launches!
2005
2011
WSCA
Signed first State Contract for Cellular Devices and Accessories
2011
2012
NASPO ValuePoint
WSCA merged to become NASPO ValuePoint Contract
2013
2015
Entry into IOT Market
2015
2017
Launched on StartEngine
Now YOU can own a part of our company! (ANTICIPATED)
October 2018
October 2018
Adding 4 additional State Contracts
(ANTICIPATED)
January 2019


Award of WSCA
Contract


Increased
number of
State Contracts
to 12


Increased State
Contracts to 19


Increased
number of
State Contracts
to 21


Our Sales Team
Grows!
(ANTICIPATED)

Meet Our Team



Jennifer King

President, CEO, Founder & Director

Jennifer King is a graduate of the Goldman Sachs 10,000 small business program and has been in the wireless industry and a full time employee of Discountcell for 18 years. She was instrumental in the Discountcell NASPO contract award. Her ability to work with contract administrators and government customers has led to significant growth. Jennifer is a certified network administrator.



Craig King

Executive VP, Founder & Board Member

Craig King is a graduate of Baylor School of Law and has been working in the tech industry as a full time VP of Discountcell for 18 years. He does a great job of bridging the gap between IT departments and the rest of the company. With his ability to administer networks, Windows Servers, Linux Servers and firewalls, he can work with the most technical IT employees on projects while interfacing with management at a non technical level. Craig is a certified network administrator.



Paul Carroll

Business Development

Paul Carroll was a solution manager for 12 years before joining Cradlepoint as an inside sales rep. After 18 months at Cradlepoint he joined the Discountcell team for business development. He has a degree from Idaho State University in Business Management, Marketing and Related Support Services. Paul has significant contacts in the carrier channel and is a certified network administrator and sales associate.



Greg Rowberry

Board Member

With an MBA from BYU in Finance and Operations, Greg has been the Executive VP of Sales and Channel marketing for Provo Craft, the manufacturer of Cricut since 2013. His extensive background in sales and customer service is invaluable as a member of the board. Greg joined the team as a Board Member in April of 2018. He has been the EVP of sales and marketing for Provo Craft since 2013.

Offering Summary

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to Non-Voting Common Stock when the company raises $4,000,000 in a qualified equity financing

Maturity Date: February 28, 2021

$7,000,000 Valuation Cap

10% Discount Rate

7% Annual Interest Rate*

*Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Maximum $1,070,000 of Convertible Notes

Minimum $10,000 of Convertible Notes

Company	Discountcell Inc
Corporate Address	350 W 500 S, Provo UT 84601
Description of Business	Supplier of cellular based hardware and accessories
Type of Security Offered	Convertible Promissory Notes
Minimum Investment Amount (per investor)	$250

What is a Convertible Note?

These convertible promissory notes offer you the right to receive Non-Voting Common Stock in Discountcell. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $4,000,000 in qualified equity financing. The highest conversion price per share is set based on a $7,000,000 Valuation Cap or if less, then you will receive a 10% discount on the price the new investors are purchasing. You also receive 7% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Non-Voting Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding common shares of the Company as of immediately prior (on a fully diluted basis). See pages 8 and 9 of the offering document for additional information on the terms of the convertible promissory notes.

Perks*

$1,000+ Discount code for 30% off products at Discountcell.com

$10,000+ Skype phone call with founder

$50,000+ Dinner on us with founder at your location (continental US only).

***All perks occur after the offering is completed.**

The 10% Bonus for StartEngine Shareholders

Discountcell Inc will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 7.7% instead of 7%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Record Week

2 months ago

We have had some good weeks this year but nothing like the week ending today. Revenues for the week of Oct 7th-13th were 1.7 times our average monthly revenue last year. We do not anticipate the coming weeks to be this good but we love it when it happens. Enjoying our growth in 2018.

Self Driving Car Guest WiFi

2 months ago

In partnership with one of the carriers, we placed test unit routers with a major self driving car player. Routers will be used to provide guest WiFi in the self driving vehicles. Provides security needed for network segregation between guest WiFi and vehicle data. Great opportunity in our growing corporate and business customer base.

New State Contracts Added

2 months ago

Two additional states have signed state-wide contracts with us! Kansas and Oklahoma have both signed contracts based on large dollar acquisitions state agencies needed to make. Now all public agencies and organizations in these states can make purchases quickly and easily using the new state contracts.

We are in discussion with two more states at this time and meeting our goal or 4 additional state contracts by the end of the year is looking good.

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Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

I'm Jennifer King and I'm the president

00:02

and owner of discount cell and we do

00:05

cell phone and tablet accessories we

00:07

don't cover the phones or service but we

00:09

cover everything else for your phones

00:11

and your tablets we are based out of

00:13

Provo Utah but we have state contracts

00:16

in 22 states thanks to NASPO value

00:19

point contracts we became involved with

00:21

NASPO value point when we decided we

00:24

wanted to focus on doing business with

00:25

government entities and we got in

00:28

contact with NASPO value point and

00:31

honestly NASPO value point is the

00:33

only way that a small women owned business

00:35

like myself could really do business

00:38

with state entities and it has been a

00:40

great great opportunity to work with

00:43

NASPO value point to partner with

00:45

them and to be able to get these state

00:48

contracts to offer our products to state

00:50

entities one of the things I commonly

00:52

get told when I come to trade shows and

00:54

things is that they're not aware that

00:57

like OtterBox and lifeproof cases or

01:00

chargers just simple cell phone cases

01:02

and chargers are even available on

01:04

NASPO value point or state contracts

01:06

and so that is I think probably one of

01:08

the things that I would you know like

01:11

people to understand is that you know

01:13

sometimes it's simple things like your

01:15

charging cables and your cases and those

01:17

type of things that are available on

01:19

NASPO value point and state

01:21

contracts so we have cellular data

01:24

routers which are honestly is a great

01:26

product because it's allowing public

01:29

safety entities our police officers and

01:32

our firefighters to have Wi-Fi and data

01:34

access within their vehicles it takes a

01:37

cellular SIM card and it basically

01:39

provides a Wi-Fi or a data space in the

01:42

vehicle as well as surrounding the

01:44

vehicle with some of the things it's a

01:46

used in Public Safety for police and

01:49

fire for their body camera so one of the

01:51

applications the body cameras can feed

01:52

dash camera dash computer cradlepoint router body camera driver tablet

01:53

directly to the police station if

01:55

necessary through these routers the

01:58

other thing is is firefighters have

02:00

monitors for their vitals as they go

02:02

into a fire while they previously have

02:05

been using my thighs which did not

2:06

enables live streaming use of drones to capture overhead views of fires allows sensors to notify hq when med box is opened remote access to building entry boxes connects digital careas for arson investigations

02:07

provide a consistent signal

02:09

with these devices they've actually been

02:11

able to have a consistent monitoring of

02:14

those vitals with no glitch or delay in

02:18

their the transmission of that data and

02:21

so it's honestly I look at is I mean for

02:24

our firefighters that's the life-saving

02:26

device there are so many applications in

02:29

the state of Louisiana then they're

02:30

using these for failover purposes when

02:33

they're the landlines go down then they

02:35

use these I mean this is good for

02:37

businesses it's good for government I

02:39

mean anybody that cannot have any

02:41

downtime this is the type of product

02:43

that you would have for emergency

02:45

failover for that purpose we do a lot of

02:48

the products that everybody's familiar

02:50

with OtterBox and lifeproof cases things

02:52

like that your Chargers your data cables

02:56

all the simple things like that but then

02:58

we also offer screen protectors for your

03:00

phones glass and everything but there's

03:02

also privacy screen protectors that can

3:03

gadget guard reusable privacy display guard privacy on the go

03:04

be removable so that if you need

03:06

something for privacy so in healthcare

03:08

they don't want to be able to have

03:10

patients seeing what's on the screen so

03:12

it provides a privacy here so that the

03:14

patients can't see it from the side and

03:16

so applications such as that are great

03:20

and that's called the gadget guard on

03:22

the go shadow on the go so honestly

03:24

really what it comes down to is anything

03:26

that you would use for your cell phone

03:28

or your tablet we carry that

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

> EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

> EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

<blockquote>
If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto
</blockquote>

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%% %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on February 28, 2021 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $4,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Non-Voting Common Stock at conversion price equal to the lesser of (i) 90% of the per share price paid by the Investors or (ii) the price equal to the quotient of $7,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into

which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Non-Voting Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of $7,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee.

Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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